**Mercedes-Benz Auto Receivables Trust 2013-1**
**Investor Report**

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 15 | | | |
| Collection Period (from... to) | 1-Sep-2014 | 30-Sep-2014 | | |
| Determination Date | 10-Oct-2014 | | | |
| Record Date | 14-Oct-2014 | | | |
| Distribution Date | 15-Oct-2014 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Sep-2014 | 15-Oct-2014 | Actual/360 Days | 30 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Sep-2014 | 15-Oct-2014 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,900,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 305,600,000.00 | 117,644,875.73 | 92,031,882.76 | 25,612,992.97 | 83.812150 | 0.301151 |
| Class A-3 Notes | 275,500,000.00 | 275,500,000.00 | 275,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 115,000,000.00 | 115,000,000.00 | 115,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **975,000,000.00** | **508,144,875.73** | **482,531,882.76** | **25,612,992.97** | | |
| | | | | | | |
| Overcollateralization | 24,950,218.09 | 24,998,755.45 | 24,998,755.45 | | | |
| Adjusted Pool Balance | 999,950,218.09 | 533,143,631.18 | 507,530,638.21 | | | |
| Yield Supplement Overcollateralization Amount | 38,846,335.94 | 20,329,890.14 | 19,336,640.09 | | | |
| **Pool Balance** | **1,038,796,554.03** | **553,473,521.32** | **526,867,278.30** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 24,950,218.09 | 2.50% |
| Target Overcollateralization Amount | 24,998,755.45 | 2.50% |
| Current Overcollateralization Amount | 24,998,755.45 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.220000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.500000% | 49,018.70 | 0.160402 | 25,662,011.67 | 83.972551 |
| Class A-3 Notes | 0.780000% | 179,075.00 | 0.650000 | 179,075.00 | 0.650000 |
| Class A-4 Notes | 1.130000% | 108,291.67 | 0.941667 | 108,291.67 | 0.941667 |
| **Total** | | **$336,385.37** | | **$25,949,378.34** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 26,199,721.98 | (1) Total Servicing Fee | 461,227.93 |
| Interest Collections | 1,346,882.82 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 19,687.75 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 71,836.35 | (3) Interest Distributable Amount Class A Notes | 336,385.37 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 867.35 | (6) Regular Principal Distributable Amount | 25,612,992.97 |
| **Available Collections** | **27,638,996.25** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Available Funds** | **27,638,996.25** | (9) Excess Collections to Certificateholders | 1,228,389.98 |
| | | **Total Distribution** | **27,638,996.25** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 461,227.93 | 461,227.93 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 336,385.37 | 336,385.37 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 49,018.70 | 49,018.70 | 0.00 |
| thereof on Class A-3 Notes | 179,075.00 | 179,075.00 | 0.00 |
| thereof on Class A-4 Notes | 108,291.67 | 108,291.67 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 336,385.37 | 336,385.37 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distributable Amount | 25,612,992.97 | 25,612,992.97 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 25,612,992.97 | 25,612,992.97 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 2,499,875.55 |
| | |
| Reserve Fund Amount - Beginning Balance | 2,499,875.55 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 82.20 |
| minus Net Investment Earnings | 82.20 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,499,875.55 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 82.20 |
| Net Investment Earnings on the Collection Account | 785.15 |
| Investment Earnings for the Collection Period | 867.35 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,038,796,554.03 | 37,777 |
|  |  |  |
| Pool Balance beginning of Collection Period | 553.473.521.32 | 26.748 |
| Principal Collections | 16,740,499.76 |  |
| Principal Collections attributable to Full Pay-offs | 9,459,222.22 |  |
| Principal Purchase Amounts | 0.00 |  |
| Principal Gross Losses | 406,521.04 |  |
| Pool Balance end of Collection Period | 526,867,278.30 | 25,989 |
|  |  |  |
| Pool Factor | 50.72% |  |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.85% | 2.78% |
| Weighted Average Number of Remaining Payments | 50.26 | 38.01 |
| Weighted Average Seasoning (months) | 12.41 | 25.64 |

### Delinquency Profile *

|  | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 523,929,626.08 | 25,876 | 99.44% |
| 31-60 Days Delinquent | 2,013,237.79 | 85 | 0.38% |
| 61-90 Days Delinquent | 841,211.55 | 22 | 0.16% |
| 91-120 Days Delinquent | 83,202.88 | 6 | 0.02% |
| Total | 526,867,278.30 | 25,989 | 100.00% |

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

### Losses

|  | Current |
|---|---|
| Principal Gross Losses | 406,521.04 |
| Principal Net Liquidation Proceeds | 18,721.71 |
| Principal Recoveries | 69,949.86 |
| Principal Net Losses | 317,849.47 |
| Cumulative Principal Net Losses | 2,290,824.60 |
| Cumulative Principal Net Losses as % of Cutoff Date Pool Balance | 0.221% |